20004226

ION

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Section
JAN 27 2020
Washington DC
413

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

SEC FILE NUMBER
8- 65977

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Short Hills Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**101 E. Camino Real #1021**
(No. and Street)

| **Boca Raton** | **FL** | **33432** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Kevin A. Pollack** **(516) 717-9698**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **2727 Paces Ferry Rd SE, Ste 2-1680** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

JAN 27 2020

RECEIVED

RMS

## OATH OR AFFIRMATION

I, **Kevin A. Pollack**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Short Hills Capital LLC**, as

of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin A. Pollack
Signature

President
Title

Sigrid A. Latino 01/17/2020
Notary Public

SIGRID A. LATINO
Notary Public - State of Florida
Commission # GG 303203
My Comm. Expires Feb 18, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SHORT HILLS CAPITAL LLC
## Financial Statements and Schedules
## as of December 31, 2019
## With
## Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Short Hills Capital LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

## Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

January 17, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

# SHORT HILLS CAPITAL LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2019

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 117,816 |
| Other assets | $ | 8,032 |
| Total Assets | $ | 125,847 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Liabilities | | |
| Accounts Payable | $ | 150 |
| Total Liabilities | $ | 150 |
| Member's Equity | $ | 125,697 |
| Total Liabilities and Member's Equity | $ | 125,847 |

The accompanying notes are an integral part of these financial statements.

## SHORT HILLS CAPITAL LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| REVENUES | | |
| Investment Banking | $ | 1,500 |
| Total Revenues | $ | 1,500 |
| EXPENSES | | |
| Professional Fees | $ | 11,759 |
| Other Expenses | $ | 2,741 |
| Technology and Communications | $ | 948 |
| Total Expenses | $ | 15,448 |
| NET LOSS | | ($13,948) |

The accompanying notes are an integral part of these financial statements.

**SHORT HILLS CAPITAL LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (13,948) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Decrease in accounts payable | $ | (150) |
| Decrease in other assets | $ | 1,140 |
| Net cash used by operating activities | $ | (12,958) |
| NET DECREASE IN CASH | $ | (12,958) |
| CASH, at beginning of year | $ | 130,774 |
| CASH, at end of year | $ | 117,816 |

The accompanying notes are an integral part of these financial statements.

**SHORT HILLS CAPITAL LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | |
|---|---|
| Balance, December 31, 2018 | $ 139,645 |
| Net income (loss) | $ (13,948) |
| Balance, December 31, 2019 | $ 125,697 |

The accompanying notes are an integral part of these financial statements.

# SHORT HILLS CAPITAL LLC
# NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
# December 31, 2019

## NOTE 1. CORPORATE ORGANIZATION AND BUSINESS

Short Hills Capital LLC (the "Company") was formed in April 2003. The Company is a registered broker-dealer subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Florida Office of Financial Regulation. The Company's primary business is to provide investment banking and valuation services. As a limited liability company, the member's liability is limited to their investment.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company's sole source of revenue in the current year relates to the collection of fees from a claim filed in 2013 for an investment banking deal closed in 2012. See Note 6 for additional details.

Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from the estimates that were assumed in preparing the financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes:

The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Cash:

The Company maintains its cash in a high credit quality financial institution. The balance at times may exceed federally insured limits.

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $117,665 which was $112,665 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .0013 to 1.0.

## NOTE 4. DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through the date the financial statements were available to be issued.

## NOTE 5. RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its member at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

## NOTE 6. CONTINGENCIES

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2019, the Company has no matter pending where the Company is defendant.

Note 6. Contingencies (continued)

During 2013, the Company filed a claim to collect fees from a customer pertaining to an investment banking deal. After settlement, the customer defaulted and in September 2016 agreed to pay the Company additional monies. Payment of $1,500 was received in 2019 pursuant to the matter. The remaining balance receivable from the matter at December 31, 2019 of approximately $5,167 has not been recorded in the accompanying financial statements as the likelihood of collection is unknown.

## NOTE 7. CUSTOMER CONCENTRATIONS

During 2019, the Company had one customer that accounted for all of investment banking revenue.

## SHORT HILLS CAPITAL LLC

## SCHEDULE I
## COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

### December 31, 2019

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL:** | | |
| Total member's equity | $ | 125,697 |
| Less nonallowable assets | $ | (8,032) |
| Net capital | $ | 117,665 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS:** | | |
| Aggregate indebtedness | $ | 150 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Minimum net capital required | $ | 5,000 |
| **EXCESS NET CAPITAL** | $ | 112,665 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.13% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019

There was no significant difference between net capital in the FOCUS report as of December 31, 2019 and net capital reported above.

**SHORT HILLS CAPITAL LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**AS OF DECEMBER 31, 2019**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Short Hills Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Short Hills Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Short Hills Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Short Hills Capital LLC stated that Short Hills Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Short Hills Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Short Hills Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

January 17, 2020
Atlanta, GA

Rubio CPA, PC

**_Short Hills Capital LLC_**

101 E Camino Real #1021
Boca Raton, FL 33432
Tel: (561) 717-9698

## BROKER DEALERS ANNUAL EXEMPTION REPORT

Short Hills Capital LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

Short Hills Capital LLC met the aforementioned exemption provisions throughout the most recent year ended December 31 without exception.

Kevin Pollack

Kevin Pollack
President
January 5, 2020